UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2019

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Telecom Argentina S.A.

Item

1. Summary of the Resolutions approved by the General Ordinary Shareholders’ Meeting held on November 25, 2019.

FREE TRANSLATION

TELECOM ARGENTINA S.A.

Summary of the Resolutions adopted by the General Ordinary Shareholders’ Meeting held on November 25, 2019

The following resolutions were adopted by the shareholders upon consideration of each of the items included in the Shareholders’ Meeting Agenda:

1)            “Appointment of two shareholders to sign the Minutes of the Meeting”

The representative of shareholder Cablevisión Holding S.A. and the representative of shareholder Fintech Telecom LLC were appointed to sign the Minutes.

2)            “Appointment of a director and an alternate director to serve from January 1, 2020 and until the end of the fiscal year 2020”

Mr. Carlos Alberto Moltini was appointed director and Mr. Ignacio José María Sáenz Valiente was appointed alternate director, to serve from January 1, 2020 and until the end of fiscal year 2020.

Mr. Carlos Alberto Moltini and Mr. Ignacio José María Sáenz Valiente qualify as “NON-independent” directors in accordance with the Argentine Securities & Exchange Commission’s (Comisión Nacional de Valores) Rules.

3)            “Consideration of the performance of the resigning director and alternate director up to the date of this Shareholders’ Meeting”

The performance of the director Mr. Ignacio José María Saénz Valiente and of the alternate director Mr. Nicolás Sergio Novoa was approved, in both cases from April 24, 2019 up to the date of this Shareholders’ Meeting.

The accountant Nora Lavorante attended the Shareholders’ Meeting on behalf of the Bolsa de Comercio de Buenos Aires.

/s/ Alejandro A. Urricelqui
Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: November 25, 2019	By:	/s/ Gabriel P. Blasi
		Name:	Gabriel P. Blasi
		Title:	Responsible for Market Relations